PRESS RELEASE

ROBERT R. McEWEN PURCHASES SHARES IN WHITE KNIGHT RESOURCES LTD.

Toronto, June 28, 2005 – ROBERT R. McEWEN announced today that he has purchased 5,681,705 common shares of White Knight Resources Ltd (“White Knight”) by way of a private purchase from Goldcorp Inc. The purchase price was based on the higher of the current trading price or the ten day average trading price to June 28, 2005.

Mr. McEwen now owns 10.50 % of the outstanding common shares of White Knight. These shares were purchased for investment purposes.

For further information, please contact:

Robert R. McEwen
Telephone: (416) 865-0326